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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
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                               SCHEDULE 14D-9
                             (Amendment No. 49)


                   SOLICITATION/RECOMMENDATION STATEMENT

                        Pursuant to Section 14(d)(4)
                   of the Securities Exchange Act of 1934


                              ITT CORPORATION

                         (Name of Subject Company)


                              ITT CORPORATION

                    (Name of Person(s) Filing Statement)


                         Common Stock, no par value
        (including the associated Series A Participating Cumulative
                     Preferred Stock Purchase Rights)
                       (Title of Class of Securities)

                                450912 10 0
                   (CUSIP Number of Class of Securities)


                           RICHARD S. WARD, Esq.
                         Executive Vice President,
                  General Counsel and Corporate Secretary
                              ITT Corporation
                        1330 Avenue of the Americas
                          New York, NY 10019-5490
                               (212) 258-1000

    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                              With a copy to:

                          PHILIP A. GELSTON, Esq.
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                          New York, NY 10019-7475
                               (212) 474-1000

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                                INTRODUCTION

          The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on February 12, 1997, by ITT Corporation, a Nevada corporation (the "Company"), relates to an offer by HLT Corporation, a Delaware corporation ("HLT") and a wholly owned subsidiary of Hilton Hotels Corporation, a Delaware corporation ("Hilton"), to purchase 65,000,000 shares of the common stock, no par value (including the associated Series A Participating Cumulative Preferred Stock Purchase Rights), of the Company. All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.


Item 8.   Additional Information to be Furnished.

          The response to Item 8 is hereby amended by adding the following after the final paragraph of Item 8:

          At a meeting held on November 5, 1997, the Board of Directors of the Company unanimously confirmed its absolute commitment to sell the Company and its conclusion that stockholder value will be maximized by continuing the competition between Starwood and Hilton.

          At the November 5 meeting, the Board also took action to emphasize its accountability to stockholders of the Company. The Board unanimously committed to holding the Company's 1998 annual meeting as soon as possible after the Company's 1997 financial results are finalized, which the Company believes could occur as early as the end of February. In addition, the Board unanimously committed to provide holders of 10% or more of the outstanding Shares with the ability at any time from December 15, 1997 until the date of the 1998 annual meeting to call a special meeting of stockholders.

          A copy of a press release announcing the Board's actions is filed as Exhibit 125 hereto and is incorporated herein by reference.


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Item 9.   Exhibits.

          The response to Item 9 is hereby amended by adding the following new exhibit:


125.           Text of Press Release issued by the Company dated
               November 6, 1997.


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                                 SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                       ITT CORPORATION



                       By   /s/ RICHARD S. WARD
                          --------------------------------------
                          Name:   Richard S. Ward
                          Title:  Executive Vice President,
                                  General Counsel and
                                  Corporate Secretary


Dated as of November 6, 1997
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                               EXHIBIT INDEX



Exhibit                      Description                     Page No.

(125)       Text of Press Release issued by the Company
            dated November 6, 1997.....................